EXHIBIT 10.29

                          RIV ACQUISITION HOLDINGS INC.
                      3753 Howard Hughes Parkway, Suite 101
                             Las Vegas, Nevada 89109

                                  June 8, 2007

Mr. Larry Kwon
Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022

Dear Mr. Kwon:

Riv Acquisition Holdings Inc. ("RAH") is pleased to submit this preliminary, non-binding indication of interest (the "Proposal") to acquire all of the issued and outstanding stock of Riviera Holdings Corporation ("Riviera").

The principal terms of our Proposal are outlined below. In outlining the principal terms of our Proposal, we have attempted to respond to the items requested in your June 4, 2007 letter. We note that your letter stated that all indications of interest are due no later than 5:00 p.m. (EDT) on Monday, June 11, 2007.

o     Valuation:

      Consistent with our letter of May 16, 2007 to Riviera's Board of Directors, we propose to acquire all of the issued and outstanding stock of Riviera at a price of $34.00 per share in cash. This represents a $423,767,670 aggregate implied equity valuation of Riviera, based upon 12,463,755 issued and outstanding shares as of May 8, 2007 as disclosed in Riviera's most recent Form 10-Q for the quarterly period ended March 31, 2007. We propose to structure our acquisition on the terms set forth in the draft merger agreement delivered to you on May 20, 2007, which was substantially the same as the prior merger agreement with RAH dated as of April 5, 2006 (the "Prior Merger Agreement") but which also included the addition of a "go-shop" provision allowing the Board to solicit bids for Riviera without triggering a break-up fee. We continue to await your comments on the draft merger agreement.

o     Acknowledgement of Outstanding Debt:

      As you requested in your June 4, 2007 letter, we acknowledge that we are aware of the change of control provisions in Riviera's debt instruments and are prepared, if necessary, to (i) redeem the $215 million principal amount of Riviera's Senior Secured Notes in a manner permitted under the
      Note Indenture or cause the Note Indenture's change of control provisions to be appropriately amended or waived and (ii) obtain a replacement for Riviera's $30 million revolving credit line on terms not less favorable to Riviera than the terms of the existing line.


                                  EXHIBIT 10.29

o     Financing Sources:

      Our investment group is led by Paul C. Kanavos, the Chairman and CEO of Flag Luxury Properties, LLC; Robert Sillerman, Chairman and CEO of CKX, Inc.; 30-year Las Vegas-based real estate developer Brett Torino, also a principal of Flag Luxury Properties; and Barry Sternlicht, Chairman and CEO of Starwood Capital Group. We are in the process of obtaining a debt financing commitment from Credit Suisse ("CS") in an aggregate amount equal to 85% of the purchase price (including debt refinancing) and closing costs associated with the anticipated transaction. Delivery of CS' commitment letter is subject to satisfactory completion of CS' due diligence, the principal components of which will include an appraisal of Riviera's assets, an agreed-upon procedures financial review of the Riviera Hotel and Casino, and environmental and engineering due diligence. We expect that CS will be able to complete its due diligence within three weeks. In order to meet this timetable, CS will require full access to Riviera's premises, senior management and accountants, commencing immediately. Our principal contact at CS is Ian Davis, who may be reached at 212.325.4958. The balance of the aggregate purchase price in excess of the debt funding from CS will be supplied via equity commitments from the principals of our investment group. Our principals are prepared to deliver bank letters demonstrating the availability of the necessary equity.

o     Merger Agreement:

      As requested in your June 4, 2007 letter, we acknowledge that we have reviewed Riviera's most recent Form 10-K and Form 10-Q, Riviera's proxy statement filed July 3, 2006 pertaining to the merger agreement with RAH, the descriptions of Riviera's contractual obligations to its employees described in the foregoing documents, and the Prior Merger Agreement (including the termination fee provisions thereof, pursuant to which a fee of approximately $7.9 million may become payable to RAH if Riviera enters into a definitive acquisition agreement with any other party prior to August 29, 2007).

o     Due Diligence Requirements:

      As you know, RAH and its advisors conducted substantial due diligence in connection with the Prior Merger Agreement. We will need to update our legal due diligence for the period from April 5, 2006 to the present and we will require the cooperation of Riviera's senior management in doing so. We believe that completion of our legal due diligence can be completed within one to two weeks. In addition, as discussed above, delivery of a debt funding commitment letter is subject to satisfactory completion of CS's due diligence.

      Our principal legal counsel is Cadwalader, Wickersham & Taft LLP. Our principal Nevada gaming counsel is Jolley Urga Wirth Woodbury & Standish. Our financial advisor is Bear, Stearns & Co. Inc.

      CS's advisors are BDO Seidman, LLP, CB Richard Ellis and LandAmerica.

o     Approvals:


                                  EXHIBIT 10.29

      Attached hereto is a letter from our gaming counsel, Jolley Urga Wirth Woodbury & Standish, stating that (i) we are fully aware of the Nevada gaming statutes and licensing requirements, particularly the time, information and application processes required to obtain a gaming license or finding of suitability and (ii) based on the information provided by us, our gaming counsel knows of no reason why we would not obtain from Nevada gaming authorities the required licenses, findings or suitability or other approvals or clearances to consummate the acquisition within a reasonable and customary period of time after execution of the acquisition agreement.

      The completion of the proposed transaction would, of course, require the approval of the Nevada and Colorado gaming authorities as well as the expiration of the necessary waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

      Paul Kanavos, Brett Torino and Barry Sternlicht have already filed applications with the Nevada and Colorado gaming authorities, and Robert Sillerman will do so promptly upon the execution of a definitive merger agreement.

o     Other Considerations:

      Riviera has taken the position that the restrictions contained in the business combinations provisions of the Nevada corporate statutes and in Riviera's articles of incorporation are impediments to consummating a merger with RAH. As previously indicated to you, we strongly believe that these restrictions are not applicable to RAH, and we also believe that the most expeditious way to resolve this issue is through a negotiated settlement between RAH and Riviera. Our acquisition of Bill Westerman's shares was approved by the Board and even if, for the sake of argument, the provisions of the business combinations law and/or the articles did apply, the Board is free to remove any conditions it placed on the acquisition.

o     Timing:

      We have been advised by our gaming counsel that approval of the Nevada and Colorado gaming authorities can be secured within nine months to a year following execution of a definitive merger agreement and we expect that we would proceed to closing immediately upon obtaining such approvals. We are prepared to explore alternative structuring arrangements that would reduce the period necessary to secure the necessary gaming approvals. Given that we completed a substantial amount of due diligence in connection with the Prior Merger Agreement and that three out of four principals in our investment group have already filed applications with the Nevada and Colorado gaming authorities, we believe that our group has a significant advantage over other potential bidders from a timing perspective.

o     Contacts:

      The name, telephone and facsimile numbers and e-mail addresses of the primary contacts within our investment group as well as at our outside advisors are attached hereto on Annex A.


                                  EXHIBIT 10.29

This Proposal is merely a non-binding indication of interest and is not intended, nor should it be construed, to give rise to any legal obligation. This Proposal is also entirely subject to the execution of definitive documentation.

Sincerely,



Paul Kanavos

/s/ Paul Kanavos

President


                                  EXHIBIT 10.29